[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 27, 2006

Via Federal Express and EDGAR

Mr. Geoffrey M. Ossias,
          Division of Corporation Finance,
                    Securities and Exchange Commission,
                             100 F Street, N.E.,
                                      Room 1580,
                                               Mail Stop 4561,
                                                         Washington, D.C.  20549.

Re:                               Morgans Hotel Group Co.
(Form S-1, Fi1e No. 333-129277)

Dear Mr. Ossias:

On behalf of our client, Morgans Hotel Group Co. (the “Company”), we provide below the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated January 26, 2006 concerning the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Company intends to file Amendment No. 4 (“Amendment No. 4”) to the Registration Statement during the day on Friday, January 27, 2006.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Registration Statement.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

The following are the Company’s responses to the Comment Letter:

General

1.                                      We have considered your response to prior comment 2 and your additional correspondence dated January 23, 2006, and January 25, 2006. We continue to believe that integration is warranted in this case. Please revise your disclosure to quantify and discuss any contingent liability that may arise as a result of integration.

The Company has asked us to advise the Staff supplementally that it will include the following new Risk Factor in Amendment No. 4 to the Registration Statement to quantify and discuss any contingent liability that may arise as a result of integration:

An exemption from the registration requirements of the Securities Act may not be available in the Formation and Structuring Transactions, which may give rise to rights of rescission.

The offering and issuance of membership units in Morgans Group LLC and shares of our common stock in the Formation and Structuring Transactions has been structured as a private placement transaction that is exempt from the registration requirements of the Securities Act pursuant to the exemption afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder.

Under federal securities laws as interpreted by the Securities and Exchange Commission, an exemption from the registration requirements of the Securities Act may not be available for an otherwise valid private placement if that private placement is determined to be “integrated” with a registered public offering. Generally, a valid private placement will not be “integrated” with a registered public offering if the investors in the private placement have completed their investment decision with regard to the private placement before the initial filing of the registration statement for the registered offering and the definitive investment agreement executed prior to the initial filing of the registration statement is complete and encompasses all material terms.

Because the formation and structuring agreement, which is filed as an exhibit to the registration statement to which the prospectus forms a part and executed prior to the initial filing of the registration statement, did not specify the number of Morgans Group LLC membership units or shares of our common stock to be received by the parties to the formation and structuring agreement, a question may arise under federal securities laws as to whether the investment decisions by those persons made prior to the initial filing of our registration statement were sufficiently definitive.  If the investment decisions were not sufficiently definitive, a private placement exemption may not be available for the private placement made as part of the Formation and Structuring Transactions.

Federal securities laws provide for a one-year rescission right for investors who purchase securities in an unregistered transaction for which the private offering or another exemption was not available. An investor successfully asserting a rescission right during the one-year time period has the right to require the issuer to repurchase the securities issued to the investor at the price paid by the investor for the securities. The aggregate value, based on the mid-point of the proposed range of the initial public offering price for our common stock, of all of the membership units of Morgans Group LLC and shares of common stock issued in the Formation and Structuring Transactions is approximately $390 million.

On these issues, our legal counsel has advised us that, in their opinion, the offer and issuance of the shares of our common stock and membership units of Morgans Group LLC in the Formation and Structuring Transactions are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and/or Regulation D promulgated thereunder.  In addition, we expect to avoid any possible liability or repurchase obligation arising out of the private placement of the shares of our common stock and membership units of Morgans Group LLC because each party to the Formation and Structuring Agreement has agreed that such party (i) waives and releases any claim against us and Morgans Group LLC arising out of or based on any aspect of the Formation and Structuring Transactions being not exempt from registration under federal or state securities laws, (ii) will not, under any circumstances, exercise any right of rescission arising out of the Formation and Structuring Transactions, and (iii) will contribute to Morgans Group LLC any proceeds received by such party as a result of any rescission action arising out of the Formation and Structuring Transactions if it is ultimately determined that such agreements and waivers are not enforceable.

Risk Factors, page 15

Risks Related to Our Business, page 15

The use of joint ventures..., page 21

2.                                      Please describe risk related to the Las Vegas joint venture in significantly more detail, including:

•              quantification of your potential liability for the costs incurred by the venture;

•              the potential inability to obtain non-recourse financing in the amount of $500 million;

•              any rights (such as buyout rights or transfer restrictions) that your partner may hold,

which could be detrimental to the interests of your shareholders; and

•              the fact that you do not have a controlling interest in the venture.

The Company has asked us to advise the Staff supplementally that Amendment No. 4 to the
Registration Statement will include the following revision to the risk factor captioned “Risk
Factors—The use of joint ventures, over which we may not have full control, for hotel acquisitions could prevent us from achieving our objectives”:

The use of joint ventures, over which we may not have full control, for hotel acquisitions could prevent us from achieving our objectives.

We may acquire, develop or redevelop hotel properties through joint ventures with third parties. Joint venturers often share control over the operation of the joint venture assets.

We have recently entered into a 50/50 joint venture with Boyd Gaming to develop Delano Las Vegas and Mondrian Las Vegas. Although we will be responsible for the operation and management of Delano Las Vegas and Mondrian Las Vegas under the terms of a management agreement, we do not have a controlling interest in the joint venture and specified major decisions will require joint approval.  If agreement is not reached, the parties will continue construction and development in accordance with the then existing plans. Once non-recourse project financing of approximately $500.0 million has been obtained, we have agreed to contribute approximately $97.5 million in cash to the joint venture.  If the joint venture is unsuccessful in obtaining that financing by June 30, 2008, the joint venture will be dissolved and, although we will not be required to complete our $97.5 million cash contribution, we may not be able to recover between $15.0 million and $17.5 million of contributions for pre-development costs.  We are also individually responsible for cost overruns for development costs associated with Delano Las Vegas and Mondrian Las Vegas.

Our joint venture partners might have economic or business objectives that are inconsistent with our objectives. Our joint venture partners could go bankrupt, leaving us liable for their share of joint venture liabilities. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. Accordingly, the use of joint ventures could prevent us from achieving our objectives.

The terms of our joint venture agreements may limit our business opportunities.  For example, our joint venture with Boyd Gaming to develop Delano Las Vegas and Mondrian Las Vegas prevents us from acquiring, developing, owning or operating any other hotels in Las Vegas until five years after the date when both the Delano Las Vegas and Mondrian Las Vegas are opened to the public.

Management’s Discussion and Analysis of Financial Condition..., page 60

Liquidity and Capital Resources, page 76

3.                                      Please indicate when you expect to make the payment related to the Las Vegas joint venture prior to obtaining financing.

The Company has asked us to advise the Staff supplementally that Amendment No. 4 to the Registration Statement will include disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” to the effect that we expect the contributions of predevelopment costs to be made during 2006 and the first quarter of 2007 and that the contributions are expected to be completed by the end of the second quarter of 2007.

Our Business and Properties, page 85

4.                                      Where relevant, please discuss the operation of your joint venture in more detail, including specific milestones and the anticipated timeline.

The Company has asked us to advise the Staff supplementally that Amendment No. 4 to the Registration Statement will include the following additional disclosure regarding the planned development of Delano Las Vegas and Mondrian Las Vegas under “Business and Properties”:

Planned Development of Delano Las Vegas and Mondrian Las Vegas.

On January 3, 2006, we entered into a limited liability company agreement with Echelon Resorts Corporation, a subsidiary of Boyd Gaming Corporation, through which we will develop, as 50/50 owners, Delano Las Vegas and Mondrian Las Vegas, which will be located within a new development on the Las Vegas Strip to be called Echelon Place.  Echelon Place is the planned redevelopment of the 63-acre Las Vegas Strip property on which the Stardust Resort & Casino is currently located. In addition to Delano Las Vegas and Mondrian Las Vegas, Echelon Place is expected to include the Echelon Resort, with approximately 3,300 guest rooms and suites, The Shangri-La Las Vegas Hotel, with approximately 400 guest rooms and suites, the Las Vegas ExpoCenter at Echelon Place, with over 350,000 square feet of shopping, dining, nightlife and cultural space within its Retail Promenade, and a 140,000 square foot casino.

Delano Las Vegas is expected to include 600 guest rooms and suites and feature a nightclub, spa, lobby bar and restaurant, and a private pool and recreation area. Mondrian Las Vegas is expected to include 1,000 guest rooms and suites and feature a distinctive bar and restaurant, meeting and conference space, and a private pool and recreation area.  We expect to open Delano Las Vegas and Mondrian Las Vegas concurrently with the opening of Echelon Place in early 2010.

We and Echelon Resorts Corporation will jointly seek to arrange non-recourse project financing for the development of Delano Las Vegas and Mondrian Las Vegas. Once non-recourse project financing of approximately $500.0 million has been obtained, we have agreed to make a contribution in an amount necessary to have our total contribution at such time equal approximately $97.5 million in cash.   We expect our contributions to be completed in 2007, with approximately $15.0 million to $17.5 million of that amount to be contributed as a part of pre-development in 2006 and 2007 prior to obtaining financing. All further contributions will be made pro rata, although we and Echelon Resorts Corporation may be individually responsible for certain cost overruns.

The joint venture will be dissolved if the project financing is not obtained by June 30, 2008.

Legal Proceedings, page 110

5.                                      Please update your disclosure to discuss the lawsuit filed recently by Philips South Beach LLC.

The Company has asked us to advise the Staff supplementally that Amendment No. 4 to the Registration Statement will include the following disclosure (as a replacement to the Shore Club existing disclosure) regarding the lawsuit recently filed by Philips South Beach LLC under “Our Business and Properties—Legal Proceedings”:

We are currently involved in litigation regarding our management of  Shore Club. In 2002, we invested in Shore Club and our management company, MHG Management Company, took over management of the property. The management agreement pursuant to which we manage  Shore Club expires in 2022.  For the year ended December 31, 2002 (reflecting six months of data based on information provided to us and not generated by us and six months of operations after MHG Management Company took over management of Shore Club in July 2002), Shore Club had an operating loss plus depreciation of ($3.7 million), and its owner, Philips South Beach LLC, was in dispute with its investors and lenders. After we took over management of the property, the financial performance improved and Shore Club had operating income plus depreciation of $9.8 million in 2004.  We believe this improvement was the direct result of our repositioning and operation of the hotel.  This improved performance has continued.  Operating income plus depreciation for the twelve months ended September 30, 2005 was $11.5 million.  In addition, during the fourth quarter of 2005, the debt on the hotel was refinanced.  For 2004 and the nine months ended September 30, 2005, we had revenues of $3.3 million and $2.8 million, respectively, under the management agreement.

On January 17, 2006, Phillips South Beach LLC filed a lawsuit in New York state court against MHG Management Company.  The lawsuit alleges, among other things, (i) that MHG Management Company engaged in fraudulent or willful misconduct with respect to Shore Club entitling Phillips South Beach LLC to terminate the Shore Club management agreement without the payment of a termination fee to us, (ii) breach of fiduciary duty by MHG Management Company, (iii) tortious interference with business relations by redirecting guests and events from Shore Club to Delano, (iv) misuse of free and complementary rooms at Shore Club, and (v) misappropriation of confidential business information. The allegations include that we took actions to benefit Delano at the expense of Shore Club, billed Shore Club for expenses that had already been billed by us as part of chain expenses, misused barter agreements to obtain benefits for our employees, and failed to collect certain rent and taxes from retail tenants.  The lawsuit also asserts that we falsified or omitted information in monthly management reports related to the alleged actions.  Messrs. Schrager, Scheetz and Hamamoto are also named as defendants in the lawsuit.

The remedies sought by Phillips South Beach LLC include (a) termination of the management agreement without the payment of a termination fee to us, (b) recovery of all previously paid management fees, (c) a full accounting of all of the affairs of Shore Club from the inception of the management agreement, (d) at least $5.0 million in compensatory damages and (e) at least $10.0 million in punitive damages and attorneys fees.

We believe that we have abided by the terms of the management agreement. We believe that Philips South Beach has filed the lawsuit as part of a strategy to pressure us to renegotiate our management agreement with Shore Club.  We have retained outside counsel and intend to challenge the litigation vigorously.  Although we cannot predict the outcome of this litigation, on the basis of current information, we do not expect that the outcome of this litigation will have a material adverse effect on our financial condition, results of operations or liquidity.  This litigation may harm our reputation and defense of this litigation may divert management resources from the operations of our business.

Management, page 123

Employment Agreements, page 129

6.                                      Please file all employment agreements as exhibits to this registration statement.

The Company has asked us to advise the Staff supplementally that the forms of employment agreements for Messrs. Scheetz and Gordon and the offer letter of employment for Mr. Szymanski will be filed as exhibits to Amendment No. 4 to the Registration Statement.

Annual Bonus Plan, page 133

7.                                      Please describe in more detail the “goals” and benchmarks that will be relevant to gauging performance of your managers and disclose, if true, that your board retains discretion to award bonuses regardless of your performance.  Also, please clarify whether the measures used to evaluate performance for the annual bonus plan will be the same as those used to award bonuses under the employment agreements with Messrs. Scheetz, Gordon, and Szymanski.

The Company has asked us to advise the Staff supplementally that the goals and benchmarks that will be relevant to gauging the performance of the Company’s managers will be determined by the Company’s compensation committee that will be formed upon completion of this offering.  The Company’s compensation committee will reserve the right to increase or decrease the amount of the bonuses payable to any participant to reflect such quantitative or qualitative considerations as the compensation committee deems relevant.  In addition, the Company expects that the annual bonuses of Messrs. Scheetz, Gordon and Szymanski to be payable under and in accordance with its annual bonus plan.  The Company has asked us to advise the Staff that Amendment No. 4 to the Registration Statement will include disclosure to this effect.

Principal and Selling Stockholders, page 144

8.                                      Please identify the natural person controlling the investment decision of Sorco Interfund, LLC.

The Company has asked us to advise the Staff supplementally that Amendment No. 4 to the Registration Statement will include disclosure under “Selling Stockholders” to identify the person(s) controlling the investment decisions of Sorco Interfund, LLC.

9.                                      It appears that Deutsche Bank Alex. Brown Exchange Fund I, LP, is affiliated with a broker dealer. Please tell us why this selling shareholder should not be identified as an underwriter. Your analysis should address the following points:

•              how long the selling shareholder has held the securities;

•              the circumstances under which the selling shareholder received the securities;

•              the selling shareholder’s relationship to the issuer;

•              the amount of securities involved;

•              whether the seller is in the business of underwriting securities; and

•              whether under all the circumstances its appears that the seller is acting as a conduit for the issuer.

The Company has asked us to advise the Staff supplementally as follows with respect to Deutsche Bank Alex. Brown Exchange Fund I, L.P.:

•              Alex. Brown Management Service Inc., the general partner of Deutsche Bank Alex. Brown Exchange Fund I, L.P. is an affiliate of DB Securities, Inc. and Scudder Distributors, Inc., each of which is a registered broker-dealer;

•              The general partner and an affiliate that owns a limited partnership interest collectively own less than 5% of the total partnership interests of Deutsche Bank Alex. Brown Exchange Fund I, L.P.; the balance of the interests are held by unaffiliated third parties;

•              Deutsche Bank Alex. Brown Exchange Fund I, L.P. is receiving the shares it is offering in a pro rata distribution from NorthStar Partnership, L.P. immediately prior to the offering;

•              Deutsche Bank Alex. Brown Exchange Fund I, L.P. initially invested in NorthStar Partnership, L.P. at the time of NorthStar Partnership, L.P.’s formation in 1997;

•              Deutsche Bank Alex. Brown Exchange Fund I, L.P. purchased its interest in NorthStar Partnership, L.P. in the ordinary course of its business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares offered hereby;

•              To the best of the Company’s knowledge, there are no relationships between
Deutsche Bank Alex. Brown Exchange Fund I, L.P. and the Company other than as a stockholder of the Company;

•              It is expected that Deutsche Bank Alex. Brown Exchange Fund I, L.P. will be offering stock with a value of approximately $450,000 (based on the midpoint of the offering price range), which represents less than 0.1% of the approximate total of the offering; and

•              Deutsche Bank Alex. Brown Exchange Fund I, L.P. has informed the Company that it is not in the business of underwriting securities.

Based on these circumstances, it does not appear that Deutsche Bank Alex. Brown Exchange Fund I, L.P. is acting as a conduit for the issuer.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

10.                               We note your response to prior comment 13. Please further revise this disclosure to reflect integration of the formation transaction with the public offering.

The Company has asked us to advise the Staff supplementally that “Item 15.  Recent Sales of Unregistered Securities” will be revised in Amendment No. 4 to the Registration Statement add the following:

As described under “Risk Factors—An exemption from the registration requirements of the Securities Act may not be available in the Formation and Structuring Transactions, which may give rise to rights of rescission”, because the Formation and Structuring Agreement, filed as an exhibit herewith and executed prior to the initial filing of this registration statement, did not quantify the number of Morgans Group LLC membership units or shares of our common stock to be received by the parties to the Formation and Structuring Agreement, a question may arise under federal securities laws as to whether a private placement exemption would be available for the private placement made as part of the Formation and Structuring Transactions.

The following comments are in response to your letter dated January 20, 2006:

General

11.                               Please provide us with the terms of the original joint venture agreement pertaining to any additional funds the equity investors are committed or contingently committed to provide to the joint venture beyond the original funding date. Furthermore, please provide us with copies of pertinent excerpts from your joint venture agreement regarding the original funding of the joint venture, including additional financial support other than the original equity investment.

With respect to Comment Nos. 11 through 16, the Company has asked us to advise the Staff supplementally as follows:

The venture partners initially contributed 35 million pounds on a 50/50 basis for a project with total assets of 100 million pounds.  The venture agreement required no additional funding by the venture partners.  During 2000, the venture successfully applied to the British court for a 20 million pound reduction in share capital.  A portion of this excess capital, 12.1 million pounds, was distributed evenly to the venture partners. The distribution was a one time event, which left the venture with sufficient equity to finance its operations without additional financial support.  Furthermore, the venture partners do not lack any of the characteristics of a controlling financial interest and share voting rights and profits and losses on a 50/50 basis.

The properties in the venture are managed by the Company’s subsidiary subject to an arm’s-length management agreement.  The management agreement provides for fees and decision making abilities typically provided in hotel management contracts.  All major operating decisions are made by the venture partners on a 50/50 basis. The management agreement is not considered a variable interest as it has the characteristics of a hired service provider under Appendix B22 and 23 of FIN 46R.

Following the events of September 11, 2001, the need for additional funding arose primarily due to declining cash flow.  The additional funds were advanced on a 50/50 basis by the venture partners. The loans were subordinate to the other liabilities of the joint venture.

Based on the above, the Company concluded that the venture was not a variable interest entity at inception.  The Company also does not consider the additional funding to be a reconsideration event under paragraph 7 of FIN 46R, because the entity’s governing documents were not changed, equity investments were not returned exposing other interests to expected losses of the entity, no additional activities were undertaken, and the entity did not receive additional equity investment at risk or curtail its activities.

In 2005, as a result of poor performance by its tenant operator, MHG Europe paid 1.1 million pounds to the tenant at the Site Bar at St. Martins Lane to buy out its long term lease. The buy out was funded through the shareholder loan. The venture intends to operate the bar. The Company views this transaction as a change in operator rather than an expansion or change in activities.

In 2005, the proceeds from the refinancing with Citibank International PLC  were used to repay outstanding shareholder loans. No other distributions have been made. MHG Europe may distribute further funds to shareholders, but is under no obligation to do so.

As indicated above, we do not believe any of these transactions would be considered reconsideration events under paragraph 7 of FIN 46R.  However, in the event that the Staff believes that MHG Europe is a variable interest entity subject to consolidation, we do not believe that MHG would be determined to be the primary beneficiary. Paragraph 14 of FIN 46R states that an enterprise should consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both. In the case of MHG Europe, the profits and losses are split 50/50 by the venture partners.

12.                               Please provide us with your calculation of sufficient total equity at risk, as defined by paragraph 5 of FIN 46R, and explain whether or not any additional unfunded financial support was included in that calculation. If so, explain the terms and amount of any unfunded additional financial support that was contemplated at inception of the joint venture.

Please refer to the response to Comment No. 11, which includes the Company’s supplemental response to Comment Nos. 11 through 16.

Annex A

Summary of Key Terms of the Old Debt

13.                               Please advise us of the nature and amount of the proceeds from the Note that were used for a reduction of share capital. Explain if the reduction in capital was a one-time event or part of a broader plan or requirement to make capital distributions. See comment 14 below.

Please refer to the response to Comment No. 11, which includes the Company’s supplemental response to Comment Nos. 11 through 16.

Annex B

Summary of Key Terms of the Refinanced Debt

14.                               We note that the proceeds from the refinanced debt with Citibank International PLC were used to make loans to Morgans Hotel Group Europe Limited to enable it to repay its outstanding shareholder loans and make other distributions. Please quantify these other distributions and tell us what they were for. Tell us if and under what circumstances the company is contractually required to make any distributions other than upon liquidation or termination of the joint venture.

Please refer to the response to Comment No. 11, which includes the Company’s supplemental response to Comment Nos. 11 through 16.

Annex C

Summary of Key Terms of the Shareholder Loans

15.                               Please tell us if the shareholder loans were subordinated to the other outstanding liabilities of the joint venture.

Please refer to the response to Comment No. 11, which includes the Company’s supplemental response to Comment Nos. 11 through 16.

16.                               We note that the proceeds from the shareholder loans were used for the funding of debt service and the purchase of a Site Bar in St. Martins. Please provide us with the details of the purchase of the Site Bar and in your response include the total purchase price and the portion of the purchase price that was funded by these loans.

Please refer to the response to Comment No. 11, which includes the Company’s supplemental response to Comment Nos. 11 through 16.

*              *              *              *              *              *              *              *

In response to the Staff’s earlier Comment 65 from its comment letter dated, November 28, 2005:

Amendment No. 4 is expected to newly identify Citigroup Global Markets Inc., Banc of America Securities LLC, Jefferies & Company, Inc., Thomas Weisel Partners LLC and JMP Securities LLC as underwriters.  The Company and the underwriters have asked us to advise the Staff supplementally with respect to the Staff’s earlier comment 65 and the newly identified underwriters set forth in Amendment No. 4 as follows:

None of Citigroup Global Markets Inc., Banc of America Securities LLC (“BAS”), Jefferies & Company, Inc., Thomas Weisel Partners LLC (‘‘Thomas Weisel’’) or JMP Securities LLC intend to engage in an electronic distribution in connection with this offering.  BAS and Thomas Weisel have advised us that they may use the i-Deal Prospectus Delivery System, or “i-Deal”, as a complementary delivery method to deliver preliminary prospectus materials for this offering.  Electronic versions of the preliminary prospectus may also be made available to customers via email as a convenience.  The underwriters will not be relying on delivery via email or through i-Deal to meet their delivery obligations under the federal securities laws and no preliminary prospectus will be delivered via email or through i-Deal until the preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act.

The underwriters have advised the Company that in addition to the foregoing, they will continue to employ the procedures set forth in our earlier response to the Staff’s comment 65.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 558-4312.  Questions on the accounting treatment may be directed to Richard Szymanski, Chief Financial Officer of Morgans Hotel Group Co., at (212) 277-4188.

Very truly yours,

Robert W.  Downes

(Enclosure)

cc:                                 Karen J. Garnett
Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)